1934 Act Registration No. 1-14700

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2018

Taiwan Semiconductor Manufacturing Company Ltd.

(Translation of Registrant’s Name Into English)

No. 8, Li-Hsin Rd. 6,

Hsinchu Science Park,

Taiwan

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒            Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐            No  ☒

(If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82:             .)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Taiwan Semiconductor Manufacturing Company Ltd.

Date : February 9, 2018	By	/s/ Lora Ho
Lora Ho
Senior Vice President & Chief Financial Officer

TSMC January 2018 Revenue Report

Hsinchu, Taiwan, R.O.C. – Feb. 9, 2018 - TSMC (TWSE: 2330, NYSE: TSM) today announced its net revenues for January 2018: On a consolidated basis, revenues for January 2018 were approximately NT$79.74 billion, a decrease of 11.3 percent from December 2017 and an increase of 4.1 percent from January 2017.

TSMC January Revenue Report (Consolidated):

(Unit:NT$ million)
Period	January 2018	December 2017	M-o-M Increase (Decrease) %	January 2017	Y-o-Y Increase (Decrease) %

Net Revenues	79,741	89,897	(11.3)	76,616	4.1

TSMC Spokesperson: Lora Ho Senior VP & CFO Tel: 886-3-505-4602	TSMC Acting Spokesperson: Elizabeth Sun Senior Director Corporate Communications Division Tel: 886-3-568-2085 Mobile: 886-988-937999 E-Mail: elizabeth_sun@tsmc.com	For Further Information: Michael Kramer Project Manager PR Department Tel: 886-3-563-6688 Ext. 7125031 Mobile: 886-988-931352 E-Mail: pdkramer@tsmc.com